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Cameco Acquires Majority Ownership of the Millennium Project

Saskatoon, Saskatchewan, Canada, June 11, 2012 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that the agreement with AREVA Resources Canada Inc. (AREVA) to purchase AREVA’s 27.94% interest in the Millennium project for $150 million has closed.

With the closing, Cameco’s interest in the Millennium project increases to 69.9%. The remaining 30.1% is owned by JCU (Canada) Exploration Co.

The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan consisting of 590 hectares of land. Exploration on the Millennium project area to date has identified indicated resources of 50.9 million pounds of U3O8 (507,800 tonnes with an average grade of 4.55%) and inferred resources of 16.7 million pounds of U3O8 (297,800 tonnes with an average grade of 2.54%).

The terms of the purchase agreement provides AREVA with a 4% royalty on revenue from 27.94% of any production that exceeds 63 million pounds U3O8 from the project.

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Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Media inquiries:	Rob Gereghty	(306) 956-6190